SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------


                               Amendment No. 1 to


                                   SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         DUNES HOTELS AND CASINOS, INC.
                        (Name of Subject Company--Issuer)

          DUNES HOTELS AND CASINOS, INC.                    ISSUER
         GENERAL FINANCIAL SERVICES, INC.                   BIDDER
          GFS ACQUISITION COMPANY, INC.                     BIDDER
                 STEVE K. MILLER                            BIDDER
             (Name of Filing Persons)                      (Status)

          COMMON STOCK, $0.50 PAR VALUE                   265440 10 7
          (Title of Class of Securities)            (CUSIP Number of Class
                                                        of Securities)

                                  Thomas Steele
                             8441 E. 32nd Street N.
                                    Suite 200
                              Wichita, Kansas 67226
                             (316) 636-1070, Ext. 28
      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              Patrick J. Respeliers
                            Morrison & Hecker L.L.P.
                                2600 Grand Avenue
                           Kansas City, Missouri 64108
                                 (816) 691-2600

                            CALCULATION OF FILING FEE

            ---------------------------------------------------------

                Transaction valuation         Amount of filing fee
            ---------------------------------------------------------


                  $487,348.05 (1)                  $98.00(2)
            ---------------------------------------------------------


(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of the Dunes Hotel and Casinos, Inc.'s Common Stock, $0.50 par value, not owned by General Financial Services, Inc., GFS Acquisition Company, Inc. or Steve K. Miller at $1.05 per common share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.


(2)   Previously paid.


      [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



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      Amount Previously Paid:

      Form or Registration No.:
      Filing Party:
      Date Filed:

      [ ]  Check  the   box  if   the   filing  relates  solely  to  preliminary
communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [X] issuer tender offer subject to Rule 13e-4.

      [X] going-private transaction subject to Rule 13e-3.

      [X] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT


      This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by Dunes Hotels and Casinos, Inc., a New York corporation (the "Company"), to purchase at a purchase price of $1.05 per share, all of the outstanding shares of its Common Stock, $0.50 par value per share (the
"Shares"), not owned by General Financial Services, Inc., GFS Acquisition Company, Inc. or Steve K. Miller tendered pursuant to the tender offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 5, 2001 (the "Offer to Purchase") and the Supplement to the Offer to Purchase dated October 30, 2001 (the "Supplement") and in the Letter of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(6) and
(A)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve K. Miller are "bidders" within the meaning of Rule 14d-1(g)(2) with respect to the Offer.

      The information in the Offer to Purchase and the Supplement is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

      The information set forth in the Offer to Purchase and the Supplement under the caption "Summary Term Sheet" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the Company is Dunes Hotels and Casinos, Inc., which is the issuer of the Common Stock, $0.50 par value, subject to the Offer. The Company's principal executive offices are located at 46735 County Road 32B, P.O. Box 130, Davis, California 95617. The telephone number for the Company is
               (530) 753-4890. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning the Dunes", which information is incorporated herein by reference.

(b) Securities. The securities which are the subject of the Offer are the Company's Common Stock, $0.50 par value. As of October 1, 2001, 4,470,615 Shares were issued and outstanding, of which 4,007,774 Shares were owned directly or indirectly by General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve
               K. Miller. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION", which


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               information  is  incorporated  herein by reference.  There are no outstanding options or warrants to acquire, or other securities convertible into, the Shares.

(c) Trading Market and Price. The Shares are traded in the over-the-counter market under the symbol "DUNE". Trading in the Shares has been limited and sporadic. The Shares are not listed for trading on any exchange. Reference is made to the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Shares; Dividends", which information is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      This is an issuer tender offer for the Company's Common Stock. However, General Financial Services, GFS Acquisition Company, Inc. and Steve Miller are joining in this filing since they are bidders within the meaning of Rule 14d-1(g)(2). The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" and "THE OFFER--7. Certain Information Concerning the Dunes" is incorporated herein by reference. During the past five years, neither Mr. Miller, General Financial Services nor GFS Acquisition Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of them have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order, enjoining him or it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Miller is a citizen of the United States. General Financial Services and GFS Acquisition Company are both Kansas corporations.

ITEM 4.  TERMS OF THE TRANSACTION.


      The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS-- 3. Interests of Certain Persons in the Offer", "SPECIAL FACTORS--4. Material Federal Income Tax Consequences", "THE OFFER--1. Terms of the Offer", "THE OFFER--2. Acceptance for Payment and
Payment", "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares", "THE OFFER--4. Withdrawal Rights", "THE OFFER--8. Conditions to the Offer", "THE OFFER--9. Legal Matters" and in the Supplement is incorporated herein by reference.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)            None.


(b) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement is incorporated herein by reference.


(e)            None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


(a) Purposes. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement is incorporated herein by reference.


(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--8. Certain Effects of the Offer" is incorporated herein by reference.


c)(1)-(10) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--1. Operating History; Future Prospects", "SPECIAL FACTORS--2. Purpose and Fairness of the Offer", "SPECIAL FACTORS--8. Certain Effects of the Offer" and in the Supplement is incorporated herein by reference.



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ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)            The  information  set  forth in the Offer to  Purchase  under the
               caption   "SPECIAL   FACTORS--5.   Financing  of  the  Offer"  is
               incorporated herein by reference.

(b) and (d)    Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


(a) and (b)    The  information  set forth  in  the Offer to Purchase  under the captions "SPECIAL FACTORS--3. Interests of Certain Persons in the
               Offer", "SPECIAL FACTORS--6. Beneficial Ownership of the Shares",
               "SPECIAL  FACTORS--7.  Transactions and  Arrangements  Concerning
               Shares", "THE OFFER--7. Certain Information Concerning the Dunes" and in the Supplement is incorporated herein by reference.


ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      The information set forth in the Offer to Purchase under the captions "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

      The financial statements contained in the Company's Annual Report for the year ended December 31, 2000 on Form 10-KSB, the Quarterly Report for the quarter ended March 31, 2001 on Form 10-QSB and the Quarterly Report for the quarter ended June 30, 2001 on Form 10-QSB are incorporated herein by reference. The filing persons do not believe that the financial statements of Mr. Miller, GFS Acquisition Company or General Financial Services are material because the offer (1) is for cash, (2) is not subject to any financing condition and (3) is for all of the outstanding Shares of the Company not owned by General Financial Services, GFS Acquisition Company or Steve K. Miller.

ITEM 11.  ADDITIONAL INFORMATION.

(a)            AGREEMENTS,  REGULATORY  REQUIREMENTS AND LEGAL PROCEEDINGS.
               (1)   None other than previously  disclosed.
               (2)(3)The information  set forth in the  Offer to Purchase  under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.
               (4)   Not applicable.
               (5)   Not applicable.


(b) OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase, the Supplement and the Letter of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(6) and (A)(2), are incorporated herein by reference.


ITEM 12. EXHIBITS.

(a)            Disclosure Materials.

(A)(1)         Offer to Purchase dated October 5, 2001.

(A)(2)         Form of Letter of Transmittal.

(A)(3)         Form of Notice of Guaranteed Delivery.

(A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


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


(A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


(A)(6)         Supplement to Offer to Purchase dated October 30, 2001.


(b),(d),(g),(h)Not Applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Since a result of the offer may be that the Shares are held of record by fewer than 300 persons after the closing of the Offer, this transaction constitutes a "going-private" transaction. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3.

(d) The information set forth in the Offer to Purchase under the Caption "THE OFFER--4. Price Range of the Shares; Dividends".

(e)            Not applicable.

(f) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" is incorporated herein by reference.

ITEM 4 OF SCHEDULE 13E-3.

(c) Since Mr. Miller, General Financial Services and GFS Acquisition Company are bidders with respect to the Offer, the Shares owned by them are not subject to the Offer.

(d) - (f)      Not applicable.

ITEM 5 OF SCHEDULE 13E-3.


(c) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer", "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" and in the Supplement is incorporated herein by reference.


ITEM 7 OF SCHEDULE 13E-3.


(a) Purposes. The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement is incorporated herein by reference.

(b)            Alternatives. Not applicable.

(c) Reasons. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--4. Material Federal Income Tax Consequences", "SPECIAL FACTORS--8. Certain Effects of the Offer" and in the Supplement is incorporated herein by reference.


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ITEM 8 OF SCHEDULE 13E-3.

(a)-(f) The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement is incorporated herein by reference.

ITEM 9 OF SCHEDULE 13E-3.

(a) Report, Opinion or Appraisal. Neither the Company, General Financial Services, Inc., GFS Acquisition Company, Inc. nor Steve Miller has received any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement is incorporated herein by reference.


(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)            Availability of Documents. Not applicable.

ITEM 10 OF SCHEDULE 13E-3.

(c)            Expenses.  The  information  contained  in the Offer to  Purchase
               under  the  caption  "THE   OFFER--10.   Fees  and  Expenses"  is
               incorporated herein by reference.

ITEM 12 OF SCHEDULE 13E-3

(d) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--3. Interest of Certain Persons in the Offer" is incorporated herein by reference.


(e) The information in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement is incorporated herein by reference.


ITEM 14 OF SCHEDULE 13E-3.

      Directors,   officers  and  regular  employees  of  the  Company  and  its affiliates (who will not be specifically compensated for such services), may contact holders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward the Purchase Offer and related materials to beneficial owners of Shares.

ITEM 15 OF SCHEDULE 13E-3.

(c)            Report Opinion or Appraisal. Not Applicable.

(f)            Appraisal Rights.  Not Applicable.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: October 30, 2001


                                DUNES HOTELS AND CASINOS, INC.

                                By:   /s/ Steve K. Miller
                                      --------------------------------
                                Name: Steve K. Miller
                                Title:President


                                GENERAL FINANCIAL SERVICES, INC.

                                By:   /s/ Steve K. Miller
                                      --------------------------------
                                Name: Steve K. Miller
                                Title:President


                                GFS ACQUISITION COMPANY, INC.

                                By:   /s/ Steve K. Miller
                                      --------------------------------
                                Name: Steve K. Miller
                                Title:President

                                /s/ Steve K. Miller
                                --------------------------------------
                                Steve K. Miller


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                                  EXHIBIT INDEX


* (A)(1) Offer to Purchase dated October 5, 2001.

* (A)(2) Form of Letter of Transmittal.

* (A)(3) Form of Notice of Guaranteed Delivery.

* (A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

**(A)(6) Supplement to Offer to Purchase dated October 30, 2001.

--------------------------

*     Previously filed.
**    Filed herewith.